

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2026

Corrado De Gasperis
Chief Executive Officer
Comstock Inc.
117 American Flat Road
Virginia City, NV 89440

      Re: Comstock Inc.
          Registration Statement on Form S-3
          Filed April 24, 2026
          File No. 333-295314

Dear Corrado De Gasperis:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Juan Grana at 202-551-6034 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Industrial Applications and Services

cc: Clyde W. Tinnen, Jr., Esq.